Exhibit 99.5

MASTER CONFIRMATION
PREPAID VARIABLE SHARE FORWARD TRANSACTIONS

Date: March 17, 2025

To: [   ]
Attention: [   ]
                [   ]
                [   ]
Email: [   ]

From: Morgan Stanley Bank, N.A.
                1585 Broadway, 6th Floor
                New York, NY 10036
Attention: [***]
Email: [***]

Re: Master Confirmation: Prepaid Variable Share Forward Transactions

Ladies and Gentleman:

This master confirmation (the "**Master Confirmation**"), dated as of March 17, 2025, sets forth certain terms and conditions of one or more prepaid variable share forward transactions (each, a "**Transaction**"), between Morgan Stanley Bank, N.A. ("**Dealer**") and [*Insert name of counterparty*] ("**Counterparty**"). This Master Confirmation, taken alone, is neither a commitment by either party to enter into any Transaction nor evidence of a Transaction. The additional terms of any particular Transaction shall be set forth in a supplemental confirmation between Dealer and Counterparty, substantially in the form of Schedule A (*Form of Supplemental Confirmation*) hereto (a "**Supplemental Confirmation**"), with such insertions and modifications as to which Dealer and Counterparty mutually agree from time to time in writing. This Master Confirmation and each Supplemental Confirmation together constitute a "Confirmation" as referred to in the Agreement specified below.

1.   This Master Confirmation is subject to, and incorporates, the 2002 ISDA Equity Derivatives Definitions (the "**Equity Definitions**"), as published by the International Swaps and Derivatives Association, Inc. ("**ISDA**"), as supplemented by the 2007 Partial Lookthrough Depository Receipt Supplement to the 2002 ISDA Equity Derivatives Definitions. This Master Confirmation and each Supplemental Confirmation evidence a complete and binding agreement between Dealer and Counterparty as to the terms of the Transaction to which such Supplemental Confirmation shall supersede all prior or contemporaneous written or oral communications with respect thereto.

This Master Confirmation and each Supplemental Confirmation supplement, form a part of, and are subject to and incorporate, an agreement in the form of the ISDA 2002 Master Agreement as if Dealer and Counterparty executed the Agreement on the date of this Master Confirmation (but without any Schedule except for (i) the election of New York law (without reference to its choice of law doctrine other than Title 14 of Article 5 of the New York General Obligation Law) as the governing law and (ii) the other modifications and elections set forth herein) (the "**Agreement**").

The Transactions shall be the sole Transactions under the Agreement. If there exists any other ISDA Master Agreement between Dealer and Counterparty or any confirmation or other agreement between Dealer and Counterparty pursuant to which any other ISDA Master Agreement is deemed to exist between Dealer and Counterparty, then notwithstanding anything to the contrary in such other ISDA Master Agreement, such confirmation or agreement or any other agreement to which Dealer and Counterparty are parties, the Transactions shall not be considered "Transactions" under, or otherwise governed by, such existing or deemed ISDA Master Agreement.

All provisions contained or incorporated by reference in the Agreement shall govern this Master Confirmation and each Supplemental Confirmation, except as expressly modified herein.

If, in relation to any Transaction to which this Master Confirmation and a Supplemental Confirmation relate, there is any inconsistency between or among the Agreement, this Master Confirmation, such Supplemental Confirmation and the Equity Definitions, the following will prevail for purposes of the Transaction in the order of following precedence: (i) such Supplemental Confirmation; (ii) this Master Confirmation; (iii) the Equity Definitions; and (iv) the Agreement.

For purposes of the Equity Definitions, each Transaction will be deemed to be a Share Forward Transaction. Set forth below are the terms and conditions that, together with the terms and conditions set forth in the related Supplemental Confirmation, shall govern each Transaction. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Equity Definitions or the Agreement (in each case, as same may be modified herein).

General Terms:

Trade Date:	For any Transaction, as specified in the related Supplemental Confirmation.
Seller:	Counterparty
Buyer:	Dealer
Shares:	The American Depositary Shares of VNET Group, Inc., (each representing six Class A Ordinary Shares, par value US$0.00001 (the "**Ordinary Shares**")) of the Issuer (Bloomberg Ticker: "VNET US<EQUITY>").
Issuer:	VNET Group, Inc., a Cayman Islands corporation, as issuer of the Ordinary Shares.
Components:	Each Transaction shall be divided into individual Components, each with the terms set forth in this Master Confirmation and the related Supplemental Confirmation, and, in particular, with the Number of Shares and Scheduled Valuation Dates set forth in the related Supplemental Confirmation. The payments and deliveries to be made upon settlement of each Transaction will be determined separately for each Component as if each Component were a separate Transaction under the Agreement.
Number of Shares:	For any Component of a Transaction, as specified in the related Supplemental Confirmation.
Prepayment:	Applicable
Prepayment Amount:	For any Transaction, as specified in the related Supplemental Confirmation.
Prepayment Date:	For any Transaction, as specified in the related Supplemental Confirmation, to be no later than one Exchange Business Day following the Exchange Business Day in which the conditions precedent set

forth in Section 3 herein are satisfied.

Variable Obligation:	Applicable
Forward Floor Price:	For any Transaction, as specified in the related Supplemental Confirmation.
Forward Cap Price:	For any Transaction, as specified in the related Supplemental Confirmation.
Exchange:	The Nasdaq Global Select Market.
Related Exchange(s):	All Exchanges.

Valuation Terms:

In respect of any Component:

Valuation Time:	As provided in Section 6.1 of the Equity Definitions.
Scheduled Valuation Date:	As set forth in the related Supplemental Confirmation (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day that is not already a Valuation Date for another Component under any Transaction).
Valuation Date:	The Scheduled Valuation Date for such Component. If the Scheduled Valuation Date for any Component is a Disrupted Day, the Valuation Date for such Component shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day and that is not or is not deemed to be a Valuation Date in respect of any other Component under any Transaction; <u>provided</u> that, if the Valuation Date for any Component has not occurred pursuant to the foregoing as of the eighth Scheduled Trading Day following the scheduled Valuation Date for the last Component for such Transaction (the "**Final Disruption Date**"), the Final Disruption Date shall be the Valuation Date for such Component (irrespective of whether such day is a Valuation Date in respect of any other Component for any Transaction hereunder) and the Settlement Price for the Final Disruption Date shall be determined by the Calculation Agent in its good faith and in a commercially reasonable manner. Notwithstanding the foregoing and anything to the contrary in the Equity Definitions, if a Market Disruption Event occurs on any Valuation Date, the Calculation Agent may determine that such Valuation Date is a Disrupted Day only in part, in which case (i) the Calculation Agent shall make adjustments to the Number of Shares for the relevant Component for which such day shall be the Valuation Date and shall designate the Scheduled Trading Day determined in the manner described in the immediately preceding sentence as the Valuation Date for the remaining

Shares for such Component, and (ii) the Settlement Price for such Disrupted Day shall be determined by the Calculation Agent based on transactions in the Shares on such Disrupted Day taking into account the nature and duration of such Market Disruption Event on such day. Such determination shall be based on, among other factors, the duration of any Market Disruption Event and the volume, historical trading patterns and price of the Shares. Any Scheduled Trading Day on which, as of the Trade Date, the Exchange is scheduled to close prior to its normal close of trading shall be deemed not to be a Scheduled Trading Day; if a closure of the Exchange prior to its normal close of trading on any Scheduled Trading Day is scheduled following the Trade Date, then such Scheduled Trading Day shall be deemed to be a Disrupted Day in full. Section 6.6 of the Equity Definitions shall not apply to any Valuation Date.

Market Disruption Event:	The definition of "Market Disruption Event" in Section 6.3(a) of the Equity Definitions is hereby amended by deleting the words "at any time during the one-hour period that ends at the relevant Valuation Time, Latest Exercise Time, Knock-in Valuation Time or Knock-out Valuation Time, as the case may be", inserting the words "at any time on any Scheduled Trading Day" after the word "material," in the third line thereof and replacing the words "or (iii) an Early Closure" with "(iii) an Early Closure or (iv) a Regulatory Disruption."
	Section 6.3(d) of the Equity Definitions is hereby amended by deleting the remainder of the provision following the term "Scheduled Closing Time" in the fourth line thereof.
Regulatory Disruption:	Any event that Dealer, in its good faith and commercially reasonable discretion based on advice of counsel, determines makes it appropriate with regard to any legal, regulatory or self-regulatory requirements or related policies and procedures consistently applied for counterparties similar to the Counterparty and transactions similar to the Transactions (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by Dealer), for Dealer to refrain from or decrease any market activity in connection with the relevant Transaction. Whenever a Regulatory Disruption occurs, Dealer shall notify Counterparty of such occurrence as soon as reasonably possible under the circumstances and of any Valuation Date affected by it; provided that Dealer shall not be required to communicate to Counterparty the reason for Dealer's exercise of its rights pursuant to this provision if Dealer reasonably determines in good faith that disclosing such reason may result in a violation of any legal, regulatory, or self-regulatory requirements or related policies and procedures (whether or not such

requirements, policies or procedures are imposed by law or have been voluntarily adopted by Dealer).

Settlement Terms:

In respect of any Component:

Settlement Currency: USD (U.S. Dollars)

Settlement Method Election: Applicable; <u>provided</u>, that Section 7.1 of the Equity Definitions is hereby amended to add the words, "or Full Physical Settlement" immediately following the words "Physical Settlement" in the first sentence thereof; <u>provided, further</u>, that the same settlement method shall apply to each Component of a Transaction; <u>provided, further</u>, that Counterparty shall be deemed to represent to Dealer on the date of any Settlement Method Election that it is not (i) aware of, any material non-public information with respect to the Shares or the Issuer, and is not (ii) making such election of settlement method (x) in anticipation of, in connection with, or to facilitate, a distribution of its securities, a self-tender offer or a third-party tender offer or (y) to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for the Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for the Shares) or otherwise in violation of applicable law; <u>provided, further</u>, that notwithstanding any election by Counterparty to the contrary, Cash Settlement will apply if as the result of a change in law, rule or regulation (including any public announcement or statement of a formal interpretation thereof) affecting the applicability of the Interpretive Letter (as hereinafter defined) following the Trade Date, Counterparty reasonably concludes in good faith and in consultation with counsel that it would be unable to make the representations and agreements in Section 9.11 of the Equity Definitions with respect to the Shares to be delivered by Counterparty pursuant to Physical Settlement or Full Physical Settlement.

Electing Party: Counterparty

Settlement Method Election Date: For any Transaction, the date that is five (5) Scheduled Trading Days before the first Scheduled Valuation Date of any Component of such Transaction.

Default Settlement Method: Full Physical Settlement

Number of Shares to be Delivered: As per Section 9.5(c) of the Equity Definitions.

Full Physical Settlement: If Full Physical Settlement is applicable, for each Component of the Transaction, on the relevant

	Settlement Date, Dealer will pay to Counterparty the applicable Full Physical Settlement Payment Amount, and Counterparty will deliver to Dealer a number of Shares equal to the Number of Shares for such Component.
Full Physical Settlement Payment Amount:	For each Component of the Transaction, an amount equal to the product of: (i) the Settlement Price for such Component; and (ii) (x) the Number of Shares for such Component less (y) the Number of Shares to be Delivered for such Component.
Initial Cash Settlement Payment:	If Cash Settlement is applicable to a Transaction, Counterparty shall pay Dealer the Initial Cash Settlement Amount on the second Currency Business Day following the Settlement Method Election Date; provided that for the avoidance of doubt, if Counterparty fails to pay the Initial Cash Settlement Amount or any Forward Cash Settlement Amount (each as defined below), in each case, when due (after giving effect to any applicable cure period), such failure shall constitute an Event of Default with respect to Counterparty under Section 5(a)(i) of the Agreement.
Initial Cash Settlement Amount:	In respect of a Transaction to which Cash Settlement is applicable, an amount in USD equal to the sum of the Forward Cash Settlement Amounts for all Components calculated as if the Valuation Date for each Component were the Exchange Business Day immediately prior to the Settlement Method Election Date
Forward Cash Settlement Amount:	In respect of a Transaction to which Cash Settlement is applicable, an amount in USD (which may be positive or negative) per Component equal to (a) the "Forward Cash Settlement Amount" for such Component under Section 8.5(f) of the Equity Definitions *minus* (b)(1) the Initial Cash Settlement Amount *divided by* (2) the number of Components for such Transaction. In lieu of Section 8.4(b) of the Equity Definitions, if the Forward Cash Settlement Amount is a positive number, then Counterparty shall pay to Dealer the Forward Cash Settlement Amount on the relevant Cash Settlement Payment Date; and if the Forward Cash Settlement Amount is a negative number, then Dealer shall pay to Counterparty the absolute value of the Forward Cash Settlement Amount on the relevant Cash Settlement Payment Date.
Settlement Date:	The date that is one Settlement Cycle immediately following the Valuation Date for the last Component for such Transaction (or, if such date is not a Clearance System Business Day, the next following Clearance

System Business Day).

Settlement Price:	The volume-weighted average price per Share on the relevant Valuation Date, as reasonably determined by the Calculation Agent by reference to the Bloomberg Page "VNET <equity> AQR <Go>" (or any successor page thereto); provided that, if such price is not so reported for any reason or is, in the Calculation Agent's reasonable determination, manifestly erroneous, a price determined by the Calculation Agent in good faith and in a commercially reasonable manner.
Cash Settlement Payment Date:	The date that is one Settlement Cycle immediately following the Valuation Date for the last Component for such Transaction (or, if such date is not a Currency Business Day, the immediately following Currency Business Day).
Excess Dividend Amount:	For the avoidance of doubt, all references to the Excess Dividend Amount shall be deleted from Section 8.4(b) and Section 9.2(a)(iii) of the Equity Definitions.

Dividends:

In respect of any Component:

Dividend Payments:	If at any time during the period from, but excluding, the Trade Date to, and including, the Valuation Date for such Component, an ex-dividend date for any cash dividend or distribution occurs with respect to the Shares (a "**Cash Dividend**"), Counterparty will make a cash payment to Dealer, on the date such Cash Dividend is paid by the Depositary to holders of record of Shares, of an amount of cash (for the avoidance of doubt, such amount being calculated after the application of any withholding by Counterparty) equal to the product of (i) the Gross Dividend Amount per Share of such Cash Dividend, (ii) the Number of Shares for such component and (iii) the Transaction Delta Position (as defined below) for such component (each such amount, a "**Dividend Payment**").
Gross Dividend Amount:	With respect to any cash dividend or distribution on the Shares, an amount equal to the actual dividend or distribution per Share before withholding or deduction of taxes at the source by or on behalf of any applicable authority having power to tax in respect of such dividend or distribution and excluding any imputation or other credits, refunds or deductions granted by any applicable authority having power to tax in respect of such dividend or distribution and any taxes, credits, refunds or benefits imposed, withheld, assessed or levied thereon.

Transaction Delta Position:	The theoretical "delta" hedging position of Dealer (or its affiliate) with respect to such Component as of the ex-dividend date of the relevant Cash Dividend (expressed as a percentage between 0.0% and 100.0%), as determined by Dealer by reference to a commercially reasonable hedge position determined in accordance with industry standard models.

Share Adjustments:

Method of Adjustment:	Calculation Agent Adjustment; provided, however that, the Equity Definitions shall be amended by replacing the words "diluting or concentrative" in Sections 11.2(a), 11.2(c) (in two instances) and 11.2(e)(vii) with the word "economic" and by adding the words "or the Transaction" after the words "theoretical value of the relevant Shares" in Sections 11.2(a), 11.2(c) and 11.2(e)(vii).

Extraordinary Events:

New Shares:	In the definition of "New Shares" in Section 12.1(i) of the Equity Definitions, the text in subsection (i) shall be deleted in its entirety and replaced with: "publicly quoted, traded or listed on any of the New York Stock Exchange, The Nasdaq Global Market, or The Nasdaq Global Select Market (or their respective successors),".
Consequences of Merger Events:	
(a) Share-for-Share:	Modified Calculation Agent Adjustment
(b) Share-for-Other:	Cancellation and Payment
(c) Share-for-Combined:	Component Adjustment
Tender Offer:	Applicable; provided, however, that (i) the definitions of "Tender Offer" and "Tender Offer Date" in Section 12.1 of the Equity Definitions are each hereby amended by adding after the words "voting shares" the words ", voting power or Shares" and (ii) Section 12.1(d) of the Equity Definitions shall be amended by replacing the words "greater than 10%" in line three thereof with "greater than 25%".
Consequences of Tender Offers:	
(a) Share-for-Share:	Modified Calculation Agent Adjustment
(b) Share-for-Other:	Modified Calculation Agent Adjustment
(c) Share-for-Combined:	Modified Calculation Agent Adjustment
Composition of Combined Consideration:	Not Applicable; provided that, notwithstanding Sections 12.1 and 12.5(b) of the Equity Definitions, to

the extent that the composition of the consideration for the relevant Shares pursuant to a Tender Offer or a Merger Event could be determined by a holder of the Shares, the Calculation Agent will, in its sole discretion, determine such composition.

Consequences of Announcement Events:	Modified Calculation Agent Adjustment, as set forth in Section 12.3(d) of the Equity Definitions; provided that references to "Tender Offer" shall be replaced by references to "Announcement Event", references to "Tender Offer Date" shall be replaced by references to "date of such Announcement Event" and the words "whether within a commercially reasonable (as determined by the Calculation Agent) period of time prior to or after the Announcement Event" shall be inserted prior to the word "which" in the seventh line of such Section 12.3(d); provided further that the parties hereby agree that in making any adjustment pursuant to Section 12.3(d) of the Equity Definitions (as modified by this Master Confirmation), the Calculation Agent shall take into account solely the economic effect on the theoretical value of the Transactions to Dealer and Counterparty of such Announcement Event from changes in volatility, stock loan rate and liquidity relevant to the Shares or to the Transactions. An Announcement Event shall be an "Extraordinary Event" for purposes of the Equity Definitions, to which Article 12 of the Equity Definitions is applicable.
Announcement Event:	(i) The public announcement (whether by Counterparty or any agent, affiliate or representative thereof or the Issuer or any agent, affiliate or representative thereof or a Valid Third Party Entity or any affiliate, agent or representative thereof) of any transaction or event that, if completed, would constitute a Merger Event or Tender Offer, or the announcement by Counterparty or any agent, affiliate or representative thereof or the Issuer or any agent, affiliate or representative thereof of any intention to enter into a Merger Event or Tender Offer, (ii) the public announcement (whether by Counterparty or any agent, affiliate or representative thereof or the Issuer or any agent, affiliate or representative thereof or a Valid Third Party Entity or any affiliate, agent or representative thereof) of any potential acquisition or disposition by the Issuer and/or its subsidiaries where the consideration exceeds 25% of the market capitalization of the Issuer as of the date of such announcement, or (iii) any subsequent public announcement (whether by Counterparty or any agent, affiliate or representative thereof or the Issuer or any agent, affiliate or representative thereof or a Valid Third Party Entity or any affiliate, agent or representative thereof) of a change to a transaction or intention that is the subject of an announcement of the type described in clause (i) or (ii) of this sentence (including, without limitation, a new announcement

relating to such a transaction or intention or the announcement of a withdrawal from, or the abandonment or discontinuation of, such a transaction or intention); <u>provided</u> that, for the avoidance of doubt, the occurrence of an Announcement Event with respect to any transaction or intention shall not preclude the occurrence of a later Announcement Event with respect to such transaction or intention. For purposes of this definition of "Announcement Event," the remainder of the definition of "Merger Event" in Section 12.1(b) of the Equity Definitions following the definition of "Reverse Merger" therein shall be disregarded.

Valid Third Party Entity:	In respect of any transaction, any third party that the Calculation Agent in good faith and in a commercially reasonable manner determines has a bona fide intent to enter into or consummate such transaction and is capable, financially and otherwise, of consummating such transaction (it being understood and agreed that in determining whether such third party has such a bona fide intent and has such capability, the Calculation Agent shall take into consideration, and may if commercially reasonable base such determination on, the effect of the relevant announcement by such third party on the Shares and/or options relating to the Shares).
Nationalization, Insolvency or Delisting:	Cancellation and Payment; <u>provided</u> that in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or their respective successors); if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall be deemed to be the Exchange.
Limitation on Certain Adjustments:	Notwithstanding any provision of the Equity Definitions or this Master Confirmation to the contrary, no adjustment solely to account for changes in volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or to any Transaction as a result of a Potential Adjustment Event or an Extraordinary Event shall increase the Number of Shares for any Component (*provided*, for the avoidance of doubt, that such limitation shall not apply to adjustments as a result of events having a dilutive or concentrative effect on the Shares). Notwithstanding any provision of the Equity Definitions or this Master Confirmation to the contrary, if the Calculation Agent determines that no such adjustment that it could make in accordance with the preceding sentence will produce a commercially reasonable result, then the Calculation Agent may notify the parties that the consequence of

such event shall be the termination of such Transaction, in which case "Cancellation and Payment" will be deemed to apply and any payment to be made by one party to the other shall be calculated in accordance with Section 12.7 of the Equity Definitions.

Additional Disruption Events:

Change in Law:

Applicable; provided that that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by (i) replacing the phrase "the interpretation" in the third line thereof with the phrase ", or public announcement of, the formal or informal interpretation", (ii) by replacing the word "Shares" where it appears in clause (X) thereof with the words "Hedge Positions" and (iii) by immediately following the word "Transaction" in clause (X) thereof, adding the phrase "in the manner contemplated by the Hedging Party on the Trade Date"; and provided, further that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by replacing the parenthetical beginning after the word "regulation" in the second line thereof the words "(including, for the avoidance of doubt and without limitation, (x) any tax law or (y) adoption or promulgation of new regulations authorized or mandated by existing statute)"; and provided, further that in the case of any Change in Law described in clause (Y) of Section 12.9(a)(ii) of the Equity Definitions, the consequences provided with respect to "Increased Cost of Hedging" in Section 12.9(b)(vi) of the Equity Definitions shall apply to such Change in Law, as if Increased Cost of Hedging were applicable to such event.

Insolvency Filing:

Applicable

Hedging Disruption:

Applicable; provided that Section 12.9(a)(v) of the Equity Definitions is hereby modified by inserting the following phrase at the end of such Section:

"For the avoidance of doubt, the term "equity price risk" shall be deemed to include, but shall not be limited to, stock price and volatility risk. And, for the further avoidance of doubt, any such transactions or assets referred to in phrases (A) or (B) above must be available on commercially reasonable pricing and other terms."

and; provided, further, that Section 12.9(b)(iii) of the Equity Definitions is hereby amended by inserting in the third line thereof, after the words "to terminate the Transaction", the words "or a portion of the Transaction affected by such Hedging Disruption".

Increased Cost of Hedging:

Applicable; provided that Section 12.9(b)(vi) of the Equity Definitions is hereby amended by inserting the following words immediately following the word

"Transaction" in clause (C) thereof: "or, at the option of the Hedging Party, the portion of the Transaction affected by such Increased Cost of Hedging."

Loss of Stock Borrow:	Applicable; <u>provided</u> that Section 12.9(b)(iv) of the Equity Definitions is hereby amended by (A) deleting (1) subsection (A) in its entirety, (2) the phrase "or (B)" following subsection (A) and (3) the phrase ", in each case" in subsection (B); and (B) replacing the phrase "neither the Non-Hedging Party nor the Lending Party lends" with "the Lending Party does not lend" in the penultimate sentence.
Maximum Stock Loan Rate:	For any Transaction, as specified in the related Supplemental Confirmation.
Increased Cost of Stock Borrow	Applicable; <u>provided</u> that Section 12.9(b)(v) of the Equity Definitions is hereby amended by (A) adding the word "or" immediately before subsection "(B)" and deleting the comma at the end of subsection (A); and (B)(1) deleting subsection (C) in its entirety, (2) deleting the word "or" immediately preceding subsection (C) and (3) replacing in the penultimate sentence the words "either party" with "the Hedging Party" and (4) deleting clause (X) in the final sentence.
Initial Stock Loan Rate:	For any Transaction, as specified in the related Supplemental Confirmation.
Hedging Party:	For all the relevant Additional Disruption Events, Dealer.
Determining Party:	For all the relevant Extraordinary Events, Dealer; provided that, when making any determination or calculation as Determining Party, Dealer shall be bound by the same obligations relating to required acts of the Calculation Agent as set forth in Section 1.40 of the Equity Definitions as if the Determining Party were the Calculation Agent. Upon receipt of written request from Counterparty following any determination or calculation made by Determining Party hereunder, Determining Party shall, with reasonable promptness, provide Counterparty with a written explanation describing, in reasonable detail, such determination or calculation (without disclosing Determining Party's models or information that is proprietary or that Dealer is subject to contractual, legal or regulatory obligations not to disclose).

Additional Representations and Acknowledgements:

Non-Reliance:	Applicable

Agreements and Acknowledgements:

Regarding Hedging Activities: Applicable

Additional Acknowledgements: Applicable

Transaction Documents: Collectively, this Master Confirmation, any Supplemental Confirmation, the Agreement, each Credit Support Document and each agreement or instrument delivered pursuant to the foregoing.

2. Calculation Agent:

Dealer is the Calculation Agent and shall make all calculations, adjustments and determinations required pursuant to the Transaction, whether or not explicitly stated elsewhere herein, in a commercially reasonable manner and in good faith. Following any determination, adjustment or calculation by the Calculation Agent, the Calculation Agent will, upon request by Counterparty, promptly, but in no event later than the fifth Exchange Business Day following such request, provide to Counterparty a report (in a commonly used file format for the storage and manipulation of financial data but without disclosing any confidential or proprietary models or other information that may be confidential, proprietary or subject to contractual, legal or regulatory obligations to not disclose such information) displaying in reasonable detail the basis for such determination, adjustment or calculation, as the case may be, it being understood that the Calculation Agent shall not be obligated to disclose any proprietary or confidential models used by it for such adjustment, determination or calculation or any information that may be proprietary or confidential or subject to an obligation not to disclose such information.

3. Conditions Precedent:

With respect to each Transaction, the obligations of Dealer under such Transaction shall be subject to the following conditions being satisfied (unless waived in writing by Dealer at its absolute discretion):

(a) Except for representations and warranties which relate to a specific earlier date, the representations and warranties of Counterparty set forth herein, in the Agreement (including as may be modified herein) and in each Credit Support Document shall be true and correct as of the Trade Date as if made on the Trade Date or as of the Prepayment Date as if made on the Prepayment Date, as the case may be;

(b) Counterparty shall not have breached any agreement set forth herein, in the Agreement (including as may be modified herein) and in each Credit Support Document as of the Prepayment Date;

(c) Counterparty shall have executed the related Supplemental Confirmation;

(d) Counterparty shall have delivered into (or credited to) the Collateral Account, on or prior to 6:00 p.m. New York City time on the fifth Exchange Business Day following the relevant Trade Date for such Transaction, or such other time as agreed between Counterparty and Dealer (the "**Delivery Cut-off Time**"), in the manner specified in Annex A hereto (the "**Security Annex**"), a number of Shares equal to the Number of Shares for all Components of such Transaction (the "**Collateral Shares**"); *provided that,* in the event Counterparty fails to deliver such Collateral Shares by the Delivery Cut-off Time, Dealer may, by written notice to Counterparty delivered prior to Counterparty's delivery of the Collateral Shares into (or credited to) the Collateral Account, cancel such Transaction, and, in that case, (i) such Transaction and all of the respective rights and obligations of Dealer and Counterparty under such Transaction shall be cancelled and terminated and (ii) each party shall be released and discharged by the other party from, and agrees not to make any claim against the other party with respect to, any obligations or liabilities of the other party arising out of and to be performed in connection with such Transaction either prior to or after the relevant Delivery Cut-Off Time. Each of Dealer and Counterparty represents and acknowledges to the other that upon the cancellation and termination set forth herein, all obligations with respect to such Transaction shall be deemed fully and finally discharged.

4. Counterparty Representations, Warranties and Agreements:

Counterparty represents and warrants to, and agrees in favor of, Dealer that on the Trade Date for each Transaction, unless another date or dates are specified below, that:

(a)   Counterparty's "holding period" for the Pledged Collateral (as defined in the Security Annex) that is "restricted securities" (within the meaning of Rule 144 ("**Rule 144**") under the Securities Act of 1933, as amended (the "**Securities Act**")), determined in accordance with Rule 144, commenced at least one year prior to the Trade Date of such Transaction;

(b)   On the Trade Date for such Transaction Counterparty is not aware of any material non-public information with respect to the Shares or the Issuer. Counterparty is not entering into such Transaction or taking any action (including any election or deemed election) hereunder (i) in anticipation of, in connection with, or to facilitate, a distribution of its securities, a self-tender offer or a third-party tender offer or (ii) to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for the Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for the Shares) or otherwise in violation of applicable law;

(c)   Counterparty is not and, after giving effect to the transactions contemplated hereby, will not be an "investment company" as such term is defined in the United States Investment Company Act of 1940, as amended;

(d)   Counterparty (A) has not, during the preceding three months, except as set forth in any notice delivered to Dealer prior to such Trade Date, including any Shares sold to the Issuer prior to such Trade Date, sold any Shares (or security entitlements in respect thereof); and (B) agrees that Counterparty shall not, without the prior written consent of Dealer, sell any Shares (or security entitlements in respect thereof) prior to Dealer or its affiliates having sold the full Number of Shares in accordance with the Interpretive Letter. For the purposes of (A) and (B) hereof; (i) Shares shall be deemed to include securities convertible into or exchangeable or exercisable for Shares; (ii) sales shall include hedges (through swaps, options, short sales or otherwise) of any long position in the Shares (or security entitlements in respect thereof) and (iii) sales and hedges by Counterparty shall include those by any person who would be considered to be the same "person" (as such term is used in Rule 144(a)(2)) as Counterparty or "act[ing] in concert" with Counterparty (as such term is used in Rule 144(e)(3)(vi)) or any person with whom sales by Counterparty would be aggregated under Rule 144(e);

(e)   Counterparty does not know or have any reason to believe that the Issuer has not complied with the reporting requirements contained in paragraph (c)(1) of Rule 144;

(f)   If Counterparty were to sell on such Trade Date a number of Shares equal to the Number of Shares for such Transaction, such sales would comply with the volume limitations set forth in paragraph (e) of Rule 144;

(g)   Counterparty has, on or prior to such Trade Date, filed, in the manner contemplated by Rule 144(h), a notice on Form 144 relating to such Transaction in form and substance reasonably satisfactory to Dealer;

(h)   Counterparty has not solicited or arranged for the solicitation of, and will not solicit or arrange for the solicitation of, orders to buy Shares in anticipation of or in connection with any sales of Shares that Dealer or an affiliate of Dealer effects in the public markets in connection with establishing Dealer's Hedge Position with respect to any Transaction;

(i)   Except as provided herein, Counterparty has not made, will not make, and has not arranged for, any payment to any person in connection with any sales of Shares that Dealer or an affiliate of Dealer effects in the public markets in connection with establishing Dealer's Hedge Position with respect to any Transaction;

14

(j)   As of the date that the Collateral Shares are deposited into or credited to the Collateral Account, Counterparty is the beneficial owner and holder of record of the Collateral Shares, free and clear of any liens. Counterparty has the full power and authority to grant to Dealer the Security Interest in the Collateral pursuant to the Security Annex hereto. Counterparty owns (as such term is used in Rule 16c-4 under the Securities Exchange Act of 1943, as amended (the "**Exchange Act**")) a number of Shares (including the Shares pledged to Dealer under the Security Annex), after subtracting the number of Shares to which any put equivalent positions (as defined in Rule 16a-1(h) under the Exchange Act) have been established or are maintained by Counterparty (other than any put equivalent position established as a result of a Transaction hereunder), at least equal to the Number of Shares;

(k)   No financing statement, security agreement or similar or equivalent document or instrument covering all or any part of (I) the Collateral Shares or (II) any other assets of Counterparty is on file or of record in any jurisdiction in which such filing or recording would be effective to perfect a Security Interest on any Collateral Shares;

(l)   Unless otherwise agreed to in writing by the parties, Counterparty (x) has not created or permitted to exist and will not create or permit to exist any Security Interest (other than the Security Interests created under the Security Annex) or any Transfer Restriction (other than the Existing Transfer Restrictions) upon or with respect to the Collateral Shares, (y) has not sold or otherwise disposed of, or granted any option and will not sell or otherwise dispose of, or grant any option, with respect to, any of the Collateral Shares or (z) has not entered into or consented to and will not enter into or consent to any agreement (other than, in the case of clause (I), this Confirmation or the Security Annex) that (I) restricts or inhibits in any manner the rights of any present or future owner of any Collateral Shares with respect thereto or (II) pursuant to which any person other than Counterparty or Dealer has or will have Control (as defined in the Security Annex) in respect of any Collateral Shares;

(m)   Unless otherwise agreed to in writing by the parties, Counterparty has not performed and will not perform any acts that might prevent Dealer from enforcing any of the terms of the Security Annex or that might limit Dealer in any such enforcement.

(n)   The Collateral Shares and the Shares delivered in settlement of the Transaction have never been, are not and will not be subject to the rules of any community property state.

(o)   Counterparty understands and will comply with Counterparty's responsibilities under applicable securities laws in connection with such Transaction hereunder including, but not limited to, the provisions of Section 13 and Section 16 of the Exchange Act;

(p)   Counterparty understands no obligations of Dealer to Counterparty hereunder will be entitled to the benefit of deposit insurance and that such obligations will not be guaranteed by any affiliate of Dealer or any governmental agency;

(q)   Counterparty understands Counterparty's investments in and liabilities in respect of a Transaction hereunder are not readily marketable, and Counterparty is able to bear any loss in connection with such Transaction, including the loss of Counterparty's entire investment in such Transaction;

(r)   COUNTERPARTY UNDERSTANDS THAT ANY TRANSACTION HEREUNDER IS SUBJECT TO COMPLEX RISKS WHICH MAY ARISE WITHOUT WARNING AND MAY AT TIMES BE VOLATILE AND THAT LOSSES MAY OCCUR QUICKLY AND IN UNANTICIPATED MAGNITUDE AND IS WILLING TO ACCEPT SUCH TERMS AND CONDITIONS AND ASSUME (FINANCIALLY AND OTHERWISE) SUCH RISKS;

(s)   Counterparty is entering into such Transaction hereunder for Counterparty's own account and not with a view to transfer, resale or distribution and understands that such Transaction may involve the purchase or sale of a security as defined in the Securities Act and the securities laws of certain states and other jurisdictions, that any such security has not been registered under the Securities Act or the securities laws of any state or other jurisdiction and, therefore, (except for any pledge to Dealer or its affiliates) may not be sold, pledged, hypothecated, transferred or otherwise disposed of unless such security is registered under the Securities Act and any applicable state or other jurisdiction's securities law, or an exemption from registration is available;

(t)   Counterparty is aware and acknowledges that Dealer, its affiliates or any entity with which Dealer hedges any Transaction hereunder may from time to time take positions in instruments that are identical or economically related to such Transaction or the Shares or have an investment banking or other commercial relationship with the Issuer. In addition, Counterparty acknowledges that the proprietary trading and other activities and transactions of Dealer, its affiliates or any entity with which Dealer hedges any Transaction hereunder, including purchases and sales of the Shares in connection with, or in anticipation of, such Transaction, may affect the trading price of the Shares;

(u)   For the avoidance of doubt, and without limiting any representation contained in Section 3(a)(iii) of the Agreement, Counterparty represents that the execution, delivery and performance of the Transaction Documents and any other documentation relating to the Agreement to which Counterparty or its affiliate is a party do not violate or conflict with any of the terms or provisions of any stockholders' agreement, investment agreement, lock-up agreement, standstill agreement, registration rights agreement, confidentiality agreement or other agreement binding on Counterparty or any such affiliate or affecting Counterparty, any such affiliate or any of their respective assets (including its Shares);

(v)   To Counterparty's knowledge, no Transaction hereunder shall violate any applicable corporate policy of the Issuer (including, but not limited to, any window period policy) or other rules or regulations of the Issuer applicable to Counterparty or its affiliates;

(w)   Counterparty is not insolvent and will not be insolvent at the time such Transaction hereunder is consummated, and is not and will not be rendered insolvent as a result of such Transaction. At the time of any payment to or for the benefit of Dealer, Counterparty does not intend and will not intend to incur, and does not incur and will not incur, debts that are beyond the ability of Counterparty to pay as they mature;

(x)   The assets used in connection with the execution, delivery and performance of the Agreement and the Transactions entered into hereunder are not and will not be the assets of (A) an "employee benefit plan" (with the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) subject to Title I of ERISA, (B) a plan described in Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") to which Section 4975 of the Code applies or (C) an entity whose underlying assets include "plan assets" by reason of Department of Labor regulation section 2510.3-101 (as modified by Section 3(42) of ERISA);

(y)   Counterparty shall comply with its organizational documents; and

(z)   Counterparty (i) is capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities; (ii) will exercise independent judgment in evaluating the recommendations of any broker-dealer or its associated persons, unless it has otherwise notified the broker-dealer in writing; and (iii) has total assets of at least USD 50,000,000 as of such Trade Date.

For purposes of this Section 4 and the Security Annex:

"**Security Interest**" means any mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having a similar effect;

"**Transfer Restriction**" means, with respect to any Collateral Shares, any condition to or restriction on the ability of the owner thereof to sell, assign or otherwise transfer such Collateral Shares or enforce the provisions thereof or of any document related thereto whether set forth in such Collateral Shares itself or in any document related thereto (other than the Existing Transfer Restrictions), including, without limitation:

(i)	any requirement that any sale, assignment or other transfer or enforcement of such Collateral Shares be consented to or approved by any person, including, without limitation, Issuer or any other person;

(ii)	any limitations on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such Collateral Shares;

(iii)	any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any person to the issuer of, any other obligor on or any registrar or transfer agent for, such Collateral Shares, prior to the sale, pledge, assignment or other transfer or enforcement of such Collateral Shares; and

(iv)	any registration or qualification requirement or prospectus delivery requirement for such Collateral Shares pursuant to any relevant securities law (including, without limitation, any such requirement arising under Section 5 of the Securities Act as a result of such security being a "restricted security" or Counterparty being an "affiliate" of Issuer, as such terms are defined in Rule 144 under the Securities Act),

provided that the required delivery of any assignment, instruction or entitlement order from the seller, Counterparty, assignor or transferor of such Collateral Shares, together with any evidence of the corporate or other authority of such person, shall not constitute such a Transfer Restriction.

"**Existing Transfer Restrictions**" means Transfer Restrictions existing with respect to any Collateral Shares by virtue of the fact that Counterparty was, at the time it acquired the Collateral Shares, an "affiliate," within the meaning of Rule 144 under the Securities Act, of Issuer and that the Collateral Shares are "restricted securities" within the meaning of Rule 144 under the Securities Act, in each case until such time as Dealer or its affiliate has completed the sale of the Collateral Shares in accordance with Section 5(c) below.

5.	**Additional Representations and Agreements:**

(a)	Each party represents and acknowledges to the other party on the Trade Date for each Transaction that it is an "accredited investor" as defined in Section 2(a)(15)(ii) of the Securities Act, a "qualified purchaser" as defined in Section 2(a)(51) of the Investment Company Act of 1940, as amended, and an "eligible contract participant" as defined in Section 1a(18) of the United States Commodity Exchange Act, as amended (the "**CEA**").

(b)	The parties intend for this Master Confirmation as supplemented by the relevant Supplemental Confirmation to constitute a "Contract" as described in the letter dated December 14, 1999, submitted by Robert W. Reeder and Alan. L. Beller to Michael Hyatte of the staff of the Securities and Exchange Commission (the "**Staff**") to which the Staff responded in an interpretive letter dated December 20, 1999 (the "**Interpretive Letter**").

(c)	For each Transaction, Dealer agrees with Counterparty that an affiliate of Dealer that is registered as a broker and a dealer with the Securities and Exchange Commission and is a "market maker" or a "block positioner," as such terms are used in Rule 144 under the Securities Act, with respect to the Shares shall, as promptly as practicable consistent with market conditions, introduce into the public market a quantity of securities of the same class as the Shares equal to the aggregate Number of Shares for all Components of such Transaction. Dealer shall notify Counterparty promptly after it has sold the full Number of Shares in accordance with the Interpretive Letter.

6. Acknowledgments:

The parties hereto intend that:

(d)   Dealer is a "financial institution," "swap participant" and "financial participant" within the meaning of Sections 101(22), 101(53C) and 101(22A) of the Bankruptcy Code.

(e)   This Master Confirmation, each Supplemental Confirmation and each Credit Support Document is (i) a "securities contract," as such term is defined in Section 741(7) of the Bankruptcy Code, with respect to which each payment and delivery hereunder, thereunder or in connection herewith or therewith is a "termination value," "payment amount" or "other transfer obligation" within the meaning of Section 362 of the Bankruptcy Code and a "settlement payment" and "transfer" within the meaning of Section 546 of the Bankruptcy Code, and any cash, securities or other property provided as performance assurance, credit support or collateral with respect to each Transaction is a "margin payment" and "transfer" within the meaning of Section 546 of the Bankruptcy Code, (ii) a "swap agreement," as such term is defined in Section 101(53B) of the Bankruptcy Code, with respect to which each payment and delivery hereunder, thereunder or in connection herewith or therewith is a "termination value," "payment amount" or "other transfer obligation" within the meaning of Section 362 of the Bankruptcy Code and a "transfer," as such term is defined in Section 101(54) of the Bankruptcy Code and a "payment or other transfer of property" within the meaning of Sections 362 and 546 of the Bankruptcy Code and constitute "settlement payments" as defined in Section 741(8) of the Bankruptcy Code and (iii) a "master netting agreement" and each of the parties thereto is a "master netting agreement participant", each as defined in the Bankruptcy Code.

(f)   The rights given to each party under this Master Confirmation, under each Supplemental Confirmation, the Agreement and each Credit Support Document upon the occurrence of an Event of Default with respect to the other party constitute a "contractual right" to cause the liquidation, termination or acceleration of, and to offset or net out termination values, payment amounts and other transfer obligations under or in connection with a "securities contract" and a "swap agreement" and a "contractual right" under a security agreement or arrangement forming a part of or related to a "securities contract" and a "swap agreement," as such terms are used in Sections 555, 560, 561, 362(b)(6) and 362(b)(17) of the Bankruptcy Code.

(g)   Each party is entitled to the protections afforded by, among other sections, Sections 362(b)(6), 362(b)(17), 362(b)(27), 362(o), 546(e), 546(g), 546(j), 548(d)(2), 555, 560 and 561 of the Bankruptcy Code.

7. Tax Matters:

(a)   _Withholding Tax imposed on payments to non-US counterparties under the United States Foreign Account Tax Compliance Act_.   "Tax" as used in Section 7(b) of this Confirmation (Payer Tax Representation) and "Indemnifiable Tax", each as defined in Section 14 of the Agreement, shall not include any U.S. federal withholding tax imposed or collected pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the "**Code**"), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code (a "**FATCA Withholding Tax**"). For the avoidance of doubt, a FATCA Withholding Tax is a Tax the deduction or withholding of which is required by applicable law for the purposes of Section 5(c) of this Confirmation.

(b)   _Payer Tax Representation_. For the purpose of Section 3(e) of the Agreement, Dealer and Counterparty each make the following representation:

It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 9(h) of the Agreement) to be made by it to the other party under this Agreement. In making this representation, it may rely on (i) the accuracy of any representations made by the other party pursuant to Section 3(f) of the Agreement, (ii) the satisfaction of the agreement contained in Section 4(a)(i) or 4(a)(iii) of the Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of the Agreement and (iii) the satisfaction of the agreement of the other party contained in Section 4(d) of the Agreement, provided that it shall not be a breach of this representation where reliance is placed on clause (ii) and the other party does not deliver a form or document under Section 4(a)(iii) by reason of material prejudice to its legal or commercial position.

(c)   Payee Tax Representation. For purposes of Section 3(f) of the Agreement:

Dealer represents that (i) it is a corporation for U.S. federal income tax purposes and a "U.S. person" (as that term is used in section 1.1441-4(a)(3)(ii) of United States Treasury Regulations) for U.S. federal income tax purposes.

Counterparty represents that (i) it is a non-U.S. Person for U.S. Federal income tax purposes, and no amounts to be received by it hereunder will be effectively connected with a U.S. trade or business.

(d)   Tax Forms. For the purpose of Sections 4(a)(i) and (ii) of the Agreement, Counterparty agrees to deliver to Dealer, on behalf of its regarded owner, one duly executed and completed United States Internal Revenue Service Form W-8IMY (or successor thereto) upon execution of this Master Confirmation and shall provide a new form promptly (x) upon reasonable request of Dealer or (y) in the event any form previously provided has expired, become obsolete or incorrect.

(e)   HIRE Act Protocols. The parties agree that the definitions and provisions contained in the 2015 Section 871(m) Protocol as published by the International Swaps and Derivatives Association, Inc. are incorporated into and apply to the Agreement as if set forth in full herein.

(f)   Non-confidentiality. Notwithstanding any provision in this Master Confirmation, any Supplemental Confirmation or the Agreement, in connection with Section 1.6011-4 of the Treasury Regulations, the parties hereby agree that each party (and each employee, representative, or other agent of such party) may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to such party relating to such U.S. tax treatment and U.S. tax structure, other than any information for which nondisclosure is reasonably necessary in order to comply with applicable securities laws.

8. **Other Provisions:**

(a)   Early Termination. The parties acknowledge and agree that in calculating an Early Termination Amount pursuant to Section 6 of the Agreement, Dealer may (but need not) determine losses without reference to actual losses incurred but based on expected losses assuming a commercially reasonable (including without limitation with regard to reasonable legal and regulatory guidelines) "risk bid", "volume weighted" valuations or "private placement" discounts used to determine loss to avoid awaiting the delay associated with closing out any hedge or related trading position in good faith and a commercially reasonable manner prior to or sooner following the designation of an Early Termination Date.

(b)   Transfer. Dealer and Counterparty may not transfer any of its rights or obligations under the Transaction without the prior written consent of the other party, which shall not be unreasonably withheld or delayed; *provided that,* Dealer may, without Counterparty's consent, transfer or assign all (but not less than all) of its rights or obligations hereunder to any affiliate of Dealer (a) that has ratings for its long term, unsecured and unsubordinated indebtedness from Moody's Ratings and S&P Global Ratings that are equal to or better than Dealer's corresponding credit ratings at the time of such transfer or assignment and (b) is in the business, generally, of participating in equity derivatives transactions; *provided that,* Dealer may not assign its rights and obligations hereunder if such assignment would result in (x) Counterparty receiving a payment from which an amount has been withheld or deducted, on account of a Tax under Section 2(d)(i) of the Agreement in excess of that which would have been withheld or deducted in the absence of such assignment, unless the assignee would be required to make a payment in the amount of such excess pursuant to Section 2(d)(i)(4) of the Agreement, (y) Counterparty having to gross-up a payment pursuant to Section 2(d)(i)(4) in an amount greater than would have been the case in the absence of such transfer, or (3) any Event of Default or Termination Event has occurred and is continuing with respect to Dealer.

(c)   Right to Extend. With respect to any Transaction, Dealer may divide a Component into additional Components and designate the Scheduled Valuation Date and the Number of Shares for any Component comprised by such Transaction (and may make corresponding adjustments to the Final Disruption Date for such Transaction) if Dealer determines, in its commercially reasonable discretion and in good faith, that such further division is necessary or advisable to preserve Dealer's hedging or hedge unwind activity hereunder in light of existing liquidity conditions or to enable Dealer or one of its affiliates to effect transactions in the Shares in connection with its hedging or hedge unwind activity hereunder in a manner that would, including as if Dealer or such an affiliate were the Issuer or an affiliated purchaser of the Issuer, be in compliance with applicable legal, regulatory or self-regulatory requirements or with related policies and procedures applicable to Dealer (provided that such requirements, policies and procedures relate to regulatory issues and are generally applicable in similar situations and are applied in a consistent manner to similar transactions).

(d)   Limit on Beneficial Ownership. Notwithstanding anything to the contrary in the Agreement, this Master Confirmation or any Supplemental Confirmation, in no event shall Dealer be entitled to receive, or be deemed to receive, any Shares in connection with a Transaction if, immediately upon giving effect to such receipt of such Shares, (i) Dealer's Beneficial Ownership would be equal to or greater than 8.0% of the Ordinary Shares outstanding (including Ordinary Shares represented by Shares) or (ii) Dealer, MS Group (as defined below) or any person whose ownership position would be aggregated with that of Dealer or MS Group (Dealer, MS Group or any such person, a "**MS Person**") under any federal, state or local laws, regulations, regulatory orders or organizational documents or contracts of the Issuer that are, in each case, applicable to ownership of Shares ("**Applicable Restrictions**"), owns, beneficially owns, constructively owns, controls, holds the power to vote or otherwise meets a relevant definition of ownership in excess of a number of Ordinary Shares (including Ordinary Shares represented by Shares) equal to (x) the number of Shares that would give rise to reporting or registration obligations or other requirements (including obtaining prior approval by a state or federal regulator) of a MS Person, or could result in an adverse effect on a MS Person, under Applicable Restrictions, as determined by Dealer in its commercially reasonable discretion and in good faith, and with respect to which such requirements have not been met or the relevant approval has not been received or that would give rise to any consequences under the constitutive documents of the Issuer or any contract or agreement to which the Issuer is a party, in each case *minus* (y) 1% of the number of Shares outstanding on the date of determination (each of clause (i), (ii) and (iii) above, an "**Ownership Limitation**"). If any delivery owed to Dealer hereunder is not made, in whole or in part, as a result of an Ownership Limitation, Dealer's right to receive such delivery shall not be extinguished and Counterparty shall make such delivery as promptly as practicable after, but in no event later than one Scheduled Trading Day after, Dealer gives written notice to Counterparty that such delivery would not result in any of such Ownership Limitations being breached. "**Dealer's Beneficial Ownership**" means the "beneficial ownership" (within the meaning of Section 13 of the Exchange Act and the rules promulgated thereunder (collectively, "**Section 13**")) of Ordinary Shares (including Ordinary Shares represented by Shares), without duplication, by Dealer, together with any of its affiliates or other person subject to aggregation with Dealer under Section 13 for purposes of "beneficial ownership", or by any "group" (within the meaning of Section 13) of which Dealer is or may be deemed to be a part (Dealer and any such affiliates, persons and groups, collectively, "**MS Group**") (or, to the extent that, as a result of a change in law, regulation or interpretation after the date hereof, the equivalent calculation under, if applicable, Section 16 of the Exchange Act and the rules and regulations thereunder results in a higher number, such number). Notwithstanding anything in the Agreement, this Master Confirmation or any Supplemental Confirmation to the contrary, Dealer (or its affiliate) shall not become the record or beneficial owner, or otherwise have any rights as a holder, of any Shares that Dealer (or such affiliate) is not entitled to receive at any time pursuant to this Section 9(d), until such time as such Shares are delivered pursuant to this Section 9(d).

(e)   Consent to Recording. Each party (i) consents to the recording of the telephone conversations of trading and marketing personnel of the parties and their affiliates in connection with this Master Confirmation, each Supplemental Confirmation and the Agreement and (ii) agrees to obtain any necessary consent of, and give notice of such recording to, such personnel of such party and such party's affiliates.

(f)   Waiver of Rights. Any provision of this Master Confirmation or any Supplemental Confirmation may be waived if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

(g)   Severability; Illegality. If compliance by either party with any provision of this Master Confirmation or any Supplemental Confirmation would be unenforceable or illegal, (i) the parties shall negotiate in good faith to resolve such unenforceability or illegality in a manner that preserves the economic benefits of the transactions contemplated hereby and (ii) the other provisions of this Master Confirmation or such Supplemental Confirmation shall not be invalidated, but shall remain in full force and effect.

(h)   Waiver of Trial by Jury. EACH OF COUNTERPARTY AND DEALER HEREBY IRREVOCABLY WAIVES (ON SUCH PARTY'S OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF SUCH PARTY'S STOCKHOLDERS OR OTHER EQUITY HOLDERS) ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS MASTER CONFIRMATION, EACH SUPPLEMENTAL CONFIRMATION OR THE ACTIONS OF THE PARTIES AND THEIR RESPECTIVE AFFILIATES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF.

(i)   Jurisdiction. EACH PARTY HEREBY SUBMITS FOR ITSELF AND ITS PROPERTY IN ANY SUIT, LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND/OR ANY TRANSACTION, OR FOR RECOGNITION AND ENFORCEMENT OF ANY JUDGMENT TO THE EXCLUSIVE JURISDICTION OF THE SUPREME COURT OF THE STATE OF NEW YORK, SITTING IN NEW YORK COUNTY, THE COURTS OF THE UNITED STATES OF AMERICA FOR THE SOUTHERN DISTRICT OF NEW YORK AND APPELLATE COURTS FROM ANY THEREOF, HERETO AND WAIVE ANY OBJECTION TO THE LAYING OF VENUE IN, AND ANY CLAIM OF INCONVENIENT FORUM WITH RESPECT TO, THESE COURTS.

(j)   Offices.

The Office of Dealer for the Transaction is: New York.

The Office of Counterparty for the Transaction is: not applicable, Counterparty is not a Multibranch Party.

(k)   Counterparts. This Master Confirmation may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Master Confirmation by signing and delivering one or more counterparts. Electronic transmission of counterparts of this Supplemental Confirmation by email or other means mutually agreed to by the parties of a pdf copy of wet ink signatures or electronic signatures shall constitute an original.

(l)   Set-off. In respect of any application of Section 6(f) of the Agreement, references to "Early Termination Amount" therein shall be interpreted to also include any amount payable hereunder in respect of the cancellation or termination of any Transaction pursuant to Section 12.2, 12.3, 12.6 or 12.9 of the Equity Definitions.

(m)   QFC Stay Terms. The parties agree that (i) to the extent that prior to the date hereof both parties have adhered to the 2018 ISDA U.S. Resolution Stay Protocol (the "**Protocol**"), the terms of the Protocol are incorporated into and form a part of the Agreement, and for such purposes the Agreement shall be deemed a Protocol Covered Agreement and each party shall be deemed to have the same status as Regulated Entity and/or Adhering Party as applicable to it under the Protocol; (ii) to the extent that prior to the date hereof the parties have executed a separate agreement the effect of which is to amend the qualified financial contracts between them to conform with the requirements of the QFC Stay Rules (the "**Bilateral Agreement**"), the terms of the Bilateral Agreement are incorporated into and form a part of the Agreement and each party shall be deemed to have the status of "Covered Entity" or "Counterparty Entity" (or other similar term) as applicable to it under the Bilateral

Agreement; or (iii) if clause (i) and clause (ii) do not apply, the terms of Section 1 and Section 2 and the related defined terms (together, the "**Bilateral Terms**") of the form of bilateral template entitled "Full-Length Omnibus (for use between U.S. G-SIBs and Corporate Groups)" published by ISDA on November 2, 2018 (currently available on the 2018 ISDA U.S. Resolution Stay Protocol page at www.isda.org and, a copy of which is available upon request), the effect of which is to amend the qualified financial contracts between the parties thereto to conform with the requirements of the QFC Stay Rules, are hereby incorporated into and form a part of this Agreement, and for such purposes the Agreement shall be deemed a "Covered Agreement," Morgan Stanley shall be deemed a "Covered Entity" and Counterparty shall be deemed a "Counterparty Entity." In the event that, after the date of the Agreement, both parties hereto become adhering parties to the Protocol, the terms of the Protocol will replace the terms of this paragraph. In the event of any inconsistencies between this Agreement and the terms of the Protocol, the Bilateral Agreement or the Bilateral Terms (each, the "**QFC Stay Terms**"), as applicable, the QFC Stay Terms will govern. Terms used in this paragraph without definition shall have the meanings assigned to them under the QFC Stay Rules. For purposes of this paragraph, references to "the Agreement" include any related credit enhancements entered into between the parties or provided by one to the other.

For the purpose of the foregoing, "**QFC Stay Rules**" means the regulations codified at 12 C.F.R. 252.2, 252.81–8, 12 C.F.R. 382.1-7 and 12 C.F.R. 47.1-8, which, subject to limited exceptions, require an express recognition of the stay-and-transfer powers of the FDIC under the Federal Deposit Insurance Act and the Orderly Liquidation Authority under Title II of the Dodd Frank Wall Street Reform and Consumer Protection Act and the override of default rights related directly or indirectly to the entry of an affiliate into certain insolvency proceedings and any restrictions on the transfer of any covered affiliate credit enhancements.

(n)   Morgan Stanley Affiliates. Counterparty acknowledges and agrees that it may not use any amounts received in connection with this Transaction to purchase any securities (a) issued by an affiliate (as defined under Regulation W) of Dealer (a "**Regulation W Affiliate**"), (b) in respect of which, and during any period that, any Regulation W Affiliate has acted as an underwriter, (c) sold by any Regulation W Affiliate acting as a principal, or (d) that would otherwise result in Morgan Stanley having to incur a capital charge under Regulation W or being in violation of Regulation W. If Counterparty makes a purchase in violation of the preceding sentence, Dealer may cancel or rescind such purchase at the sole cost of Counterparty, without any prior notice to Counterparty. Counterparty further acknowledges and agrees that it may not use any amounts received in connection with this Transaction for the benefit of, or to transfer such amounts to, a Regulation W Affiliate, without the prior written consent of Dealer.

9. **Schedule Provisions:**

(a)   Credit Support Documents. The Control Agreement constitutes a "Credit Support Document" with respect to Counterparty.

(b)   Automatic Early Termination. "Automatic Early Termination" will not apply to Dealer or Counterparty.

(c)   Additional Schedule Provisions.

(i)   The "Cross-Default" provisions of Section 5(a)(vi) will not apply to Counterparty or Dealer.

(ii)   The "Credit Event Upon Merger" provisions of Section 5(b)(v) will not apply to Counterparty or Dealer.

(iii)   "Multiple Transaction Payment Netting" will apply for the purpose of Section 2(c) of the Agreement to all Transactions starting from the date of this Master Confirmation.

(iv)   "Specified Entities" will not apply to Counterparty or Dealer.

(v)   "Termination Currency" is USD.

10. Addresses for Notice:

Address for notices or communications to Morgan Stanley:

To:	MORGAN STANLEY BANK, N.A. 1 New York Plaza 41st Floor New York, NY 10004
Attention of:	[***]
Telephone No.:	[***]
E-mail:	[***]

With copies to:	MORGAN STANLEY & CO. LLC 1585 Broadway New York, NY 10036
Attention of:	[***]
E-mail:	[***]

Address for notices or communications to Counterparty:

To:	[ ]
Attention:	[ ]
	[ ]
	[ ]
Telephone:	[ ]
Email:	[ ]

11. Accounts for Payment:

To Dealer:	To be advised.
To Counterparty:	To be advised.

12. Delivery Instructions:

Unless otherwise directed in writing, any Shares to be delivered hereunder shall be delivered as follows:

To Dealer:	To be advised.

Counterparty hereby agrees (a) to check this Master Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing correctly sets forth the terms of the agreement between us with respect to the Transactions to which this Master Confirmation relates by manually signing this Master Confirmation and providing any other information requested herein and immediately returning an executed copy to us.

MORGAN STANLEY BANK, N.A.

By:_____
    Name:
    Title:

Confirmed as of the date first above written:

[COUNTERPARTY]

By: _____
     Name:
     Title:

SUPPLEMENTAL CONFIRMATION NO. [__]
PREPAID VARIABLE SHARE FORWARD TRANSACTION

Date: [   ]

To: [   ]
Attention: [   ]
                   [   ]
                   [   ]
Email: [   ]

From: Morgan Stanley Bank, N.A.
                   1585 Broadway, 6th Floor
                   New York, NY 10036
Attention: [***]
Email: [***]

Re: Prepaid Variable Share Forward Transaction

Ladies and Gentleman:

        This Supplemental Confirmation confirms the terms and conditions of the Transaction entered into between Morgan Stanley Bank, N.A. ("**Dealer**") and [*Insert name of counterparty*] ("**Counterparty**") on the Trade Date specified below. This Supplemental Confirmation is a binding contract between Dealer and Counterparty as of the relevant Trade Date for the Transaction referenced below.

        1.   This Supplemental Confirmation supplements, forms part of, and is subject to the Master Confirmation dated as of March 17, 2025 (the "**Master Confirmation**") between Dealer and Counterparty, as amended and supplemented from time to time. All provisions contained in the Master Confirmation govern this Supplemental Confirmation except as expressly modified below.

        2.   The additional terms of the Transaction to which this Supplemental Confirmation relates are as follows:

Trade Date: [_____, 20__]

Prepayment Amount: USD [   ]

Prepayment Date: The first Exchange Business Day following the Trade Date.

Initial Share Price: USD [   ]

Forward Floor Price: USD [*Insert [____]% of the Initial Share Price*]

Forward Cap Price: USD [*Insert [____]% of the Initial Share Price*]

Maximum Stock Loan Rate: [   ] *per annum*

Initial Stock Loan Rate: [   ] *per annum*

For each Component of the Transaction, the Number of Shares and the Scheduled Valuation Date are as set forth below.

Component Number	Number of Shares	Scheduled Valuation Date
1	[ ]	[ ]
2	[ ]	[ ]
3	[ ]	[ ]
4	[ ]	[ ]
5	[ ]	[ ]
6	[ ]	[ ]
7	[ ]	[ ]
8	[ ]	[ ]
9	[ ]	[ ]
10	[ ]	[ ]
11	[ ]	[ ]
12	[ ]	[ ]
13	[ ]	[ ]
14	[ ]	[ ]
15	[ ]	[ ]
…	[ ]	[ ]

3.   This Supplemental Confirmation may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Supplemental Confirmation by signing and delivering one or more counterparts. Electronic transmission of counterparts of this Supplemental Confirmation by email or other means mutually agreed to by the parties of a pdf copy of wet ink signatures or electronic signatures shall constitute an original.

Counterparty hereby agrees (a) to check this Supplemental Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing correctly sets forth the terms of the agreement between us with respect to the Transaction to which this Supplemental Confirmation relates by manually signing this Supplemental Confirmation and providing any other information requested herein and immediately returning an executed copy to us.

MORGAN STANLEY BANK, N.A.

By:_____
    Name:
    Title:

Confirmed as of the date first above written:

[COUNTERPARTY]

By: _____

                                           Name:
                                           Title:

ANNEX A
TO
MASTER CONFIRMATION
PREPAID VARIABLE SHARE FORWARD TRANSACTIONS

Pledge and Security
Annex

1.   Definitions.

As used herein, the following words and phrases shall have the following meanings:

"**Control**" means "control" as defined in Section 8-106 or Section 9-106 of the UCC, as applicable.

"**Control Agreement**" means an agreement in form and substance acceptable to Dealer that establishes Dealer's "control" (as defined in Sections 8-106 or 9-106 of the UCC) over the Collateral Account.

"**Documents**" means the Agreement, including this Security Annex, and each Confirmation between Counterparty and Dealer confirming or evidencing one or more transactions in respect of Shares that from time to time are or will be governed by the Agreement.

"**Secured Obligations**" means all of the payment and performance obligations of Counterparty contained in the Documents, and including the expenses of the exercise by Dealer or any affiliate of Dealer of the remedies of Dealer under the Documents, and reasonable attorney's fees and legal expenses incurred by Dealer in connection with such exercise.

"**security entitlement**" has the meaning provided in Section 8-102 of the UCC.

"**UCC**" means the Uniform Commercial Code as in effect from time to time in the State of New York.

2.   The Security Interests.

In order to secure the full and punctual observance and performance of the Secured Obligations, Counterparty hereby assigns and pledges to Dealer, and grants to Dealer, Security Interests in and to, and a lien upon and right of set-off against, and transfers to Dealer, as and by way of a Security Interest having priority over all other security interests, with power of sale, all of Counterparty's right, title and interest in and to the following property, whether now owned by the Counterparty or hereafter acquired and whether now existing or hereafter coming into existence:

(a)   the Collateral Shares;

(b)   the Collateral Account and any cash, securities, or other property held therein or credited thereto, including security entitlements, as defined in Section 8- 102(a)(17) of the UCC, with respect to the foregoing;

(c)   all accessions to, substitutions and replacements for, and profits and products related to the Collateral Shares, and any and all proceeds of any insurance, indemnity, warranty or guaranty payable to the Counterparty from time to time with respect to any such assets; and

(d)   all income, proceeds and collections received or to be received, or derived or to be derived from or in connection with the Collateral Shares at the time that the Collateral Shares were delivered to Dealer or any time thereafter (whether before or after the commencement of any proceeding under applicable bankruptcy, insolvency or similar law, by or against Counterparty, with respect to Counterparty) (clauses (a) through (d), collectively, the "**Collateral**").

3.   Certain Covenants of Counterparty.

Counterparty agrees that, so long as any Secured Obligations remains outstanding:

(a)   Counterparty shall, at its own expense and in such manner and form as Dealer may reasonably require, give, execute, deliver, file, register the Security Interest and/or charge created hereunder with any appropriate filing office and record any financing statement, notice, instrument, document, agreement or other papers that may be reasonably necessary or desirable in order to (A) create, preserve, perfect or substantiate the Security Interest granted to Dealer pursuant to this Security Annex, (B) create or maintain the Control of Dealer with respect to any such Security Interest in any Collateral constituting investment property (as defined in Section 9-102(a) of the UCC), or (C) enable Dealer to exercise and enforce its rights hereunder with respect to such Security Interest.

(b)   Counterparty shall warrant and defend Counterparty's title to the Collateral, subject to the rights of Dealer, against the claims and demands of all individuals or entities.

4.   Administration of the Collateral.

(a)   Any delivery of any securities or security entitlements (each as defined in Section 8-102 of the UCC) as Collateral pursuant to this Security Annex by Counterparty shall be effected (A) in the case of Collateral consisting of certificated securities registered in the name of Counterparty, by delivery of certificates representing such securities to Dealer, accompanied by any required transfer tax stamps, and in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank, with signatures appropriately guaranteed, all in form and substance reasonably satisfactory to Dealer, and the crediting by Dealer of such securities to the Collateral Account or (B) in the case of Collateral consisting of uncertificated securities registered in the name of Counterparty, by transmission by Counterparty of an instruction to the issuer of such securities instructing such issuer to register such securities in the name of Dealer or its nominee, accompanied by any required transfer tax stamps, the issuer's compliance with such instructions and the crediting by Dealer of such securities to the Collateral Account. Any delivery of cash as Collateral pursuant to this Security Annex by Counterparty shall be effected by wire transfer of immediately available funds to the Collateral Account.

(b)   Counterparty agrees that Counterparty shall pay to Dealer:

(i)   within five Business Days of demand, the amount of any taxes that Dealer may have been required to pay by reason of the Security Interests created hereunder or to free any of the Collateral from any other Security Interest thereon; and

(ii)   forthwith upon demand, the amount of any and all third-party expenses, including the reasonable fees and disbursements of counsel, incurred by Dealer in connection with (1) the maintenance of the Security Interests granted by Counterparty pursuant to this Security Annex, including such expenses as are incurred to preserve the validity, perfection or rank of the Security Interests, (2) the collection, sale or other disposition of any of the Collateral upon enforcement of the Security Interest or (3) the exercise by Dealer of any of the rights conferred upon it with respect to the Security Interests under this Security Annex.

Any such amount not paid on demand shall be treated as an Unpaid Amount for purposes of Section 9(h)(ii) of the Agreement whether or not an Early Termination Date shall have occurred or been designated; *provided* that interest on such Unpaid Amount shall accrue at the Default Rate until such Unpaid Amount, including interest thereon, shall have been paid.

(c)   Unless and until an Event of Default with respect to Counterparty shall have occurred and be continuing or any Early Termination Date shall have been designated by Dealer, Dealer shall not be permitted to deliver any "notice of exclusive control" (howsoever defined or described) under the Control Agreement.

5.   Income and Voting Rights in Collateral.

(a)   All proceeds of the Collateral shall be received by Dealer and retained in the Collateral Account (such proceeds, "**Retained Proceeds**"), and Counterparty shall take all such action as Dealer shall deem necessary or appropriate to give effect to such arrangement. Subject to Section 4, all such Retained Proceeds that are received by Counterparty shall be received in trust for the benefit of Dealer and, if Dealer so directs, shall be segregated from other funds of Counterparty and shall, forthwith upon demand by Dealer, be delivered over to Dealer for credit to the Collateral Account in the same form as received (with any necessary endorsement).

(b)   Unless an Event of Default with respect to Counterparty shall have occurred and be continuing or any Early Termination Date shall have been designated by Dealer, Counterparty shall have the right, from time to time, to vote and to give consents, ratifications and waivers with respect to the Collateral. If an Event of Default with respect to Counterparty shall have occurred and be continuing or any Early Termination Date shall have been designated by Dealer, Dealer shall have the right, to the extent permitted by law, and Counterparty shall take all such action as may be necessary or appropriate to give effect to such right, to vote and to give consents, ratifications and waivers, and to take any other action with respect to any or all of the Collateral with the same force and effect as if Dealer were the absolute and sole owner thereof.

6.   Remedies.

(a)   If any Event of Default with respect to Counterparty shall have occurred and be continuing or any Early Termination Date shall have occurred or been designated by Dealer, then, Dealer may, to the fullest extent permitted by applicable law, exercise all the rights of a secured party under the UCC (whether or not in effect in the jurisdiction where such rights are exercised) and, in addition, without being required to give any notice, except as herein provided or as may be required by mandatory provisions of law, may deliver or cause to be delivered to itself in whole or part, as the case may be, satisfaction of Counterparty's obligations to deliver Shares, a number of Collateral Shares, not to exceed the number of Shares required to be delivered, whereupon Dealer shall hold such Shares absolutely free from any claim or right of whatsoever kind, including any equity or right of redemption of Counterparty that may be waived or any other right or claim of Counterparty, and Counterparty, to the extent permitted by law, hereby specifically waives all rights of redemption, stay or appraisal that Counterparty has or may have under any law now existing or hereafter adopted or may set-off any amounts payable by Counterparty with respect to any Secured Obligations against any Collateral or the cash equivalent of any Collateral (or any obligation of Dealer to return Collateral to Counterparty or the Collateral Account). Counterparty covenants and agrees that Counterparty will execute and deliver such documents and take such other action as Dealer deems necessary or advisable in order that any sale of Collateral may be made in compliance with law, *provided, however,* that in no event shall Counterparty be required to take any action or deliver any document to permit or facilitate any sale of Collateral by or on behalf of Dealer to be effected pursuant to registration under the Securities Act.

(b)   Counterparty hereby irrevocably appoints Dealer as Counterparty's true and lawful attorney (which power of attorney is coupled with an interest), with full power of substitution, in the name of Counterparty, Dealer or otherwise, for the sole use and benefit of Dealer, but at the expense of Counterparty, to the extent permitted by law, to exercise, at any time and from time to time while an Event of Default with respect to Counterparty has occurred and is continuing or following the occurrence or designation of an Early Termination Date, all or any of the following powers with respect to all or any of the Collateral:

(i)   to demand, sue for, collect, receive and give acquittance for any and all monies due or to become due upon or by virtue thereof;

(ii)   to settle, compromise, compound, prosecute or defend any action or proceeding with respect thereto;

(iii)   to sell, convert, transfer, assign or otherwise deal in or with the same or the proceeds or avails thereof, as fully and effectually as if Dealer were the absolute owner thereof and in connection therewith, to make all necessary deeds, bills of sale, instruments of assignment, transfer or conveyance of the property, and all instructions and entitlement orders in respect of the property thus to be (or that is being or has been) sold, transferred, assigned or otherwise dealt in; and

(iv)   to extend the time of payment of any or all thereof and to make any allowance and other adjustments with reference thereto;

provided that Dealer shall give Counterparty not less than three Scheduled Trading Days' prior written notice of the time and place of any sale or other intended disposition of any of the Collateral, except any Collateral that , in the commercially reasonable judgment of Dealer, threatens to decline speedily in value, including, without limitation, equity securities, or is of a type customarily sold on a recognized market, including the Shares (and in such circumstances, notice on the relevant Scheduled Trading Day shall be provided). Dealer and Counterparty agree that such notice constitutes "reasonable authenticated notification" within the meaning of Section 9-611(b) of the UCC.

(c)   In connection with Dealer's exercise of its remedies under this Security Annex, all or any part of the Collateral (including any proceeds of the realization thereof) shall be applied to the payment of the Secured Obligations firstly in satisfaction of Counterparty's payment and performance obligations under the Documents and otherwise in such order as Dealer shall determine in its commercially reasonable judgment.

7.   <u>Termination of Security Interest</u>. Upon the occurrence of the date when no amounts are or thereafter may become payable or other property deliverable by Counterparty with respect to any Secured Obligations (other than contingent obligations with respect to which no claim has been made) (such date, the "**Termination Date**"), any Collateral then remaining shall be fully released and discharged from the Security Interests hereunder and delivered to Counterparty by Dealer as Counterparty shall direct, all at the request and expense of Counterparty. Dealer agrees to cooperate with such release and make any filings, execute such documents and take such other actions, including redelivery of Collateral, upon the reasonable request and at the expense of Counterparty.